Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
OF NOVEMBER 3, 2014

DATE, TIME AND PLACE: On November 3, 2014, at 8:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela – 2nd  floor, room 212 in the city and state of São Paulo.

CHAIR:  Iran Siqueira Lima

QUORUM:   All effective members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following examination of the Company’s account statements for the period from January to September 2014, the Councilors resolved to draft the following opinion:

“Concluded the examination of the Account Statements for the period from January to September of 2014 and verified the accuracy of all the items examined and, in view of the unqualified report of PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. have the opinion that these documents adequately reflect the capital structure, financial position and the activities conducted by the company during the period.”

CONCLUSION: With the work of the council concluded, these minutes were drafted and signed having been read and approved by all. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Councilors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer